Mail Stop 6010

July 28, 2006

Terrance J. Bruggeman
Executive Chairman
Somanta Pharmaceuticals, Inc.
19200 Von Karman Avenue, Suite 400
Irvine, California 92612

Re: Somanta Pharmaceuticals, Inc.
Amendment No. 5 to Registration Statement on Form SB-2
Filed July 19, 2006
File No. 333-132176

Dear Mr. Bruggeman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Business, page 29

1.   We note your response to prior comment 1 from our letter dated June 26, 2006 and reissue the comment. We note, for example, that your disclosure in the fourth paragraph on page 36 appears to report the results of third parties' studies, yet you have not provided the consents required by rule 436.

Certain Relationships and Related Transactions, page 63

2.   We note your response to prior comment 4. Please revise to disclose all of the material terms of the agreement filed as Exhibit 10.28. We note, for example, potential payments due to SCO Financial Group LLC in the event that you engage in corporate finance transactions described on page two of Exhibit 10.28.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Adam C. Lenain, Esq. – Foley & Lardner LLP